Exhibit 99.1

NEWS RELEASES
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

IMPORTANT INTERSECTION IN KIMBER’S SOUTH CARMEN

October 20, 2005

VANCOUVER, BRITISH COLUMBIA  - Kimber Resources Inc. (TSX:KBR)

Kimber is pleased to report drill results from a further seven holes on the Carmen deposit.

The 18 metres of 7.84 g/t gold-equivalent in MTR 275 on the Carmen structure itself is notable not only for its high grade and width but also because of its location in the southern portion of the deposit where intersections from the few holes drilled to date were of lower grade and lesser width.

Of the six MTR holes reported, one hole was lost at a shallow depth. The DFR hole was oriented to test one of the cross structures parallel to the Dome fault and, as expected, intersected several zones.

Drill Hole	From	To	Interval	Gold	Silver	Gold Equiv-alent
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*

MTR-274	16	20	4	0.527	19	0.79
and	216	220	4	1.358	24	1.69
MTR-275	26	30	4	0.052	43	0.66
and	34	38	4	0.265	85	1.47
and	38	46	8	5.527	169	7.93
and	156	160	4	0.633	19	0.90
and	192	198	6	0.313	51	1.04
and	198	216	18	6.962	62	7.84
inc	204	212	8	11.620	79	12.75
MTR-276	4	16	12	0.847	74	1.90
and	22	30	8	0.774	30	1.20
and	60	64	4	0.125	39	0.68
and	68	82	14	0.555	44	1.18
and	94	104	10	1.915	98	3.32
inc	96	100	4	4.396	217	7.50
and	122	128	6	0.666	19	0.94
and	162	170	8	1.339	14	1.54
and	208	212	4	1.708	8	1.81
and	274	280	6	2.323	33	2.80
MTR-277	6	10	4	0.300	54	1.07
and	32	36	4	0.120	40	0.69
MTR-278	130	146	16	1.291	50	2.01
inc	130	136	6	2.860	78	3.97
and	156	166	10	0.946	73	1.99
and	176	180	4	1.688	60	2.54
and	212	216	4	0.623	6	0.70
and	248	252	4	6.995	45	7.64
MTR-279	172	184	12	0.391	41	0.97
MTR-280	180	184	4	0.665	2	0.70
MTR-281	2	6	4	0.280	47	0.95
and	62	94	32	0.289	54	1.05
inc	84	90	6	0.670	66	1.60
DFR- 13	2	6	4	0.363	39	0.91
and	66	70	4	0.358	63	1.26
and	74	78	4	0.595	91	1.90
and	78	86	8	0.196	105	1.69
and	104	110	6	0.292	60	1.15
and	132	164	32	0.824	45	1.46
inc	146	150	4	2.074	49	2.77
inc	156	160	4	2.019	53	2.77
and	174	182	8	0.657	7	0.75
and	192	198	6	1.763	9	1.89
and	228	242	14	2.074	38	2.62
inc	234	238	4	5.695	93	7.02
and	264	268	4	1.315	25	1.67

*Gold equivalent grade assumes equivalence of 85 grams of silver to one gram of gold.

True widths on these holes range between 65 % and 85 % of the intervals reported.

Drilling on the Carotare was delayed in September by heavy rains which washed out roads and drill sites. These are being repaired and drilling will start again in November. Permits for drilling El Orito Norte have been received.

Management’s objective is to develop additional gold-silver deposits adjacent to the Carmen deposit where Measured & Indicated resources of 968,000 gold-equivalent ounces and 348,000 in Inferred have already been reported (news release Sept 6th). The Carotare and El Orito Norte exploration targets are geologically similar to the Carmen. Together they form a belt of continuous alteration over three kilometres in length. The Company’s goal is to develop additional gold-silver deposits on the identified exploration targets and elsewhere on the 28,000 hectare Monterde property.

About Kimber

Kimber Resources Inc., which owns or has the right to acquire a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards feasibility, while drilling and carrying out other exploration activities on neighbouring epithermal systems for additional resources. The Carmen deposit, an underground mine in the late 1930s, is a typical low sulphidation epithermal system, oxidized, and suitable for open pit mining. The Carotare, an adjacent epithermal system now being drilled, appears to be similar. The El Orito Norte exploration target, identified in June 2005 has received drill permitting in October 2005 and drilling is expected to commence in the near term. For more information on the company please visit SEDAR or the Company’s  website at www.kimberresources.com.

Robert Longe, P.Eng.

President & CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Manager, Corporate Communications

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Mr. Alan Hitchborn, B.Sc., Vice President Development, manages the field program of drilling and trenching on the Monterde project. Mr. J.B. Richards, P.Eng., Vice President Engineering, and designated Qualified Person (Q.P.)  for the project is responsible for quality control and has verified the data disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA./QC procedures incorporate blanks and duplicates inserted at the drill site and standards inserted after sample preparation. Drilling is by reverse circulation. A one eighth split of each two-metre section of the drill hole, weighing approximately 6 kg is processed by ALS Chemex at its preparation laboratory in Hermosillo, Mexico. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram subsamples, fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. Highgrade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.